LINK GROUP INTERNATIONAL INC

3255 Lawrenceville RD P-147

Suwanee, GA 30024

January 21, 2022

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Scott Anderegg and Katherine Bagley

Re:	Request for Qualification
Offering Statement on Form 1-A Amendment No. 2 Filed December 29, 2021 File No. 024-11370

Ladies and Gentlemen:

On behalf of Link Group International Inc., I hereby request qualification of the above referenced Offering Statement at 12:00 p.m. Eastern Time on January 26, 2022, or as soon thereafter as practicable.

Our counsel, Jackson L. Morris, has advised by email on January 21, 2021 that the Division of Securities, State of Colorado is prepared to register our offering by coordination upon notice that it has been qualified by the Commission.  You may confirm this by calling Mr. Derrick O’Neal at (303) 894-2320 or email to derrick.o’neal@state.us.co, reference Colorado Division of Securities File Number 2022‐90‐750.

Please orally confirm the qualification of the Statement by contacting our attorney, Jackson L. Morris at 813-892-5969.

Very truly yours,

/s/ Gye E. Choi

Gye E. Choi

Chief Executive Officer